SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  EDUVERSE.COM
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    281649103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------                      --------------------------
CUSIP No.   281649103                              Page 2  of 7    Pages
--------------------------                     --------------------------
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1       NAME OF REPORTING PERSON:           Marc Crimeni
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: n/a
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     DEBT
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
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                            7      SOLE VOTING POWER
                                   4,599,950 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    4,599,950 Shares of Common Stock
                         ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                        0
 ------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,599,950 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.26%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   IND
------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Marc Crimeni, an individual ("Crimeni") as the reporting person hereunder, relative to the acquisition by Crimeni of certain shares of common stock issued by Eduverse.Com. Crimeni has made one previous filing on Schedule 13D on February 14, 2000.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Eduverse.Com ("Eduverse"). Eduverse maintains its principal executive offices at 70 East 2nd Avenue, Vancouver, British Columbia, Canada V5T 1B1.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Marc Crimeni, an individual and citizen of Canada. The business address of Crimeni is 70 East 2nd Avenue, Vancouver, British Columbia, Canada V5T 1B1.

     Pursuant to General Instruction C of Schedule 13D, Crimeni (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, are as follows:

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        Name                                  Business Address
-------------------------------------------------------------------------

Marc Crimeni                                  70 East 2nd Avenue
                                              Vancouver, British Columbia
                                              Canada V5T 1B1.
-------------------------------------------------------------------------

     Marc Crimeni has the sole right to control the disposition of and vote the Eduverse securities acquired.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

     On September 3, 1998, the British Columbia Securities Commission fined Crimeni Cdn $10,000 for failing to disclose in a regulatory filing a pending criminal proceeding involving the improper storage of a firearm. As a result of this action, Crimeni agreed to resign any position he held as a director or officer of a reporting issuer in British Columbia, not to serve as a director or officer of any reporting issuer in British Columbia, and to not engage in any investor relations activities until December 4, 1999. Crimeni completed an educational program relating to securities and is eligible to serve as a director or executive officer of a British Columbia reporting issuer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a settlement agreement between Eduverse and Crimeni dated March 14, 2001 (the "Settlement Agreement"), 1,663,000 shares of restricted common stock of Eduverse were issued to Crimeni. The consideration exchanged for the securities of Eduverse was the release and satisfaction by Crimeni of a debt owed by Eduverse in the principal amount with accrued interest of $71,022.20. A copy of the Settlement Agreement between Eduverse and Crimeni is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of satisfying the debt owed by Eduverse to Crimeni as follows:

     (i) Eduverse had incurred debt inclusive of accrued interest in the aggregate amount of $71,022.20 with Crimeni for either past financial, administrative and managerial services performed by Crimeni pursuant to executive officer position held with Eduverse and/or prior advances made by Crimeni to Eduverse.

     (ii) Eduverse entered into the Settlement Agreement with Crimeni whereby Crimeni agreed to settle the debt owed to him by Eduverse and accept the issuance of restricted common shares of Eduverse at the rate of $0.04271 per share as settlement for all interest and principle due and outstanding to Crimeni as of the date of the Settlement Agreement.

     (iii) Eduverse desired to enter into the Settlement Agreement to clear its financial books of this and other liabilities in order that Eduverse could proceed with other financings, and is not in a financial position to be able to pay cash to Crimeni for satisfaction of such debt.

     Pursuant to the instructions for items (a) through (j) of Item 4, Crimeni has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Crimeni has acquired 1,663,000 shares of restricted common stock of Eduverse. Crimeni may consider the acquisition of additional securities of Eduverse, the issuer, but has no present plans or proposals to do so.

     (b) Crimeni has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Eduverse or to enter into extraordinary corporate transactions.

     (c) Crimeni has no present plans or proposals to cause a sale or transfer of a material amount of assets of Eduverse.

     (d) Crimeni plans to exercise the voting rights associated with ownership of shares of common stock of Eduverse.

     (e) Crimeni has no present plans or proposals to cause a material change in the capitalization of Eduverse.

     (f) Crimeni has no present plans or proposals to make any other material change to the business or corporate structure of Eduverse.

     (g) Crimeni has no present plans or proposals to change Eduverse's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Eduverse by any person.

     (h) Crimeni has no present plans or proposals to cause Eduverse's common stock from not being quoted on the OTC Bulletin Board.

     (i) Crimeni has no present plans or proposal relating to a class of securities of Eduverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Crimeni has no present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on March 16,2001, Crimeni beneficially owned 4,599,950 shares (or approximately 12.26% of the outstanding shares) of Eduverse's common stock as follows:

              Holder                       Number of Shares
              ------                       ----------------

              Marc Crimeni                    2,936,950
              Marc Crimeni                    1,663,000

              Total                           4,599,950

     (b) No Instruction C Person owns any other shares of common or preferred stock of Eduverse. Crimeni has sole power to vote or to direct the voting of the 4,599,950 shares of common stock of Eduverse held by Crimeni.

     (c) As of March 14, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Eduverse equity securities had been engaged in by Crimeni, or by any associates of said party, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Crimeni has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated March 14, 2001 between Eduverse.Com and Marc Crimeni.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 16, 2001                          /s/ Marc Crimeni
--------------------                          ----------------
                                              Marc Crimeni